As filed with the Securities and Exchange Commission on June 25, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PETROSEARCH ENERGY CORPORATION
(Name of Subject Company)

PETROSEARCH ENERGY CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

71675Y100
(CUSIP Number of Class of Securities)
_______________________

Richard D. Dole
Chairman, President and Chief Executive Officer
675 Bering Drive, Suite 200
Houston, Texas 77057
Telephone: (713) 961-9337
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
_______________________

With copy to:

James L. Rice III
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002-5200
Telephone: (713) 220-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company is Petrosearch Energy Corporation, a Nevada corporation (the “Company”).  The address of the principal executive offices of the Company is 675 Bering Drive, Suite 200, Houston, Texas 77057.  The telephone number of the principal executive offices of the Company is (713) 961-9337.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, par value $0.001 per share of the Company (the “Common Stock”).  As of June 12, 2009, there were 41,340,584 shares (net of 1,117,973 treasury shares) of Common Stock issued and outstanding.  As of June 12, 2009, there were 777,380 shares of Common Stock issuable upon the exercise of outstanding warrants, 31,974 shares of Common Stock issuable upon conversion of the outstanding shares of the Company’s Series A 8% Convertible Preferred Stock and 20,093 shares of Common Stock issuable upon the conversion of outstanding shares of the Company’s Series B Convertible Preferred Stock.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above, which is incorporated herein by reference.

The Offer

This Statement relates to the unsolicited offer by Tiberius Capital, LLC, an Illinois limited liability company (the “Purchaser”), which was newly organized for the purpose of making such offer, to acquire 15,004,239 of the issued and outstanding shares of Common Stock, representing approximately 51% of the Company’s outstanding shares of Common Stock, at a net price per share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

According to the Offer to Purchase, the Purchaser is managed by Tiberius Management, Inc., an Illinois corporation, and the Purchaser is wholly owned by its sole member, Hyperion Capital, L.P., an Illinois limited partnership. Hyperion Capital, L.P. is engaged in the investment business for the proprietary account of Mr. John M. Fife (“Mr. Fife”) and is the sole shareholder of Tiberius Management, Inc., the sole member of the Purchaser and the sole member of Tiberius Capital II, LLC, an Illinois limited liability company. The general partner of Hyperion Capital, L.P. is Hyperion Capital Management, LLC, an Illinois limited liability company, which is engaged in the investment business for the proprietary account of Mr. Fife. The manager of Hyperion Capital Management, LLC is Fife Trading, Inc., an Illinois corporation, which is engaged in the investment business for the proprietary account of Mr. Fife. Mr. Fife, of Chicago, Illinois and a U.S. citizen, is a professional investor and is the sole limited partner of Hyperion Capital, L.P., the sole member of Hyperion Management, LLC, and the sole shareholder of Fife Trading, Inc. Mr. Fife may be deemed to control, and to beneficially own securities owned by, each of Fife Trading, Inc., Hyperion Capital Management, LLC, Hyperion Capital, L.P. Tiberius Management, Inc., Tiberius Capital II, LLC, and the Purchaser.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on June 22, 2009.

The Schedule TO states that the principal executive offices of the Purchaser are located at 303 East Wacker Drive, Suite 311, Chicago, Illinois 60601, and that the telephone number at such principal executive offices is (312) 565-1569.

Upon filing this Statement with the SEC, the Company will make this Statement publicly available on the internet at http://www.petrosearch.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or undertakings, nor any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company's executive officers, directors or affiliates or (ii) the Purchaser and any of the Purchaser's executive officers, directors or affiliates set forth on Schedule A to the Offer to Purchase, on the other hand.

Double Eagle Merger Agreement

Terms of the Agreement.  On March 30, 2009, the Company, Double Eagle Petroleum Co., a Maryland corporation (“Double Eagle”), and DBLE Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Double Eagle (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Agreement”), whereby Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Double Eagle (the “Merger”).  The Agreement and the Merger were unanimously approved by the Special Acquisition Committee of the Company’s Board of Directors and unanimously approved by the Board of Directors, other than Richard Dole, who abstained from voting.

During the time that Double Eagle and the Company negotiated the terms and conditions of the Merger and the Agreement, and as of the date the parties approved and executed the Agreement, Mr. Richard Dole was the Chairman of the Board, President, Chief Executive Officer and a stockholder of both Double Eagle and the Company. With respect to Double Eagle and the Company, Mr. Dole was not involved in any capacity in evaluating, negotiating or voting upon any matter relating to the Merger or the Agreement.  Mr. Dole, however, will continue to be the Chairman, CEO and President of Double Eagle following the consummation of the Merger.

At the effective time of the Merger, each outstanding share of the Common Stock and each outstanding share of the Company’s preferred stock, on an as-converted basis (“Company Preferred Stock,” collectively with the Common Stock, the “Company Capital Stock”), will be converted automatically into the right to receive that number of shares of common stock of Double Eagle (“Double Eagle Common Stock”) equal to the “Exchange Ratio.”

The “Exchange Ratio” shall equal:

•	the “Aggregate Stock Consideration”, which shall equal 1,792,741 shares of Double Eagle Common Stock, unless adjusted as described below, divided by:

•
the sum of (I) the issued and outstanding shares of Common Stock as of March 30, 2009 (41,340,584 shares), and (II) the issued and outstanding shares of Company Preferred Stock, on an as converted basis (52,067 shares), and (III) the number of shares of Common Stock issuable as of the closing date upon exercise of any outstanding Company warrants that exceeds 750,000 shares of Common Stock (27,380 shares as of the date of the Agreement).

The “Aggregate Stock Consideration” means 1,792,741 shares of Double Eagle Common Stock; provided, however, if the Double Eagle closing stock price (defined below) is greater than $6.25, then the Aggregate Stock Consideration shall be adjusted to equal $11,000,000 divided by the Double Eagle closing stock price, referred to herein as the “Aggregate Stock Consideration as Adjusted for Double Eagle Closing Stock Price”. The Aggregate Stock Consideration as Adjusted for Double Eagle Closing Stock Price may not be less than 1,100,000 shares of Double Eagle Common Stock. The “Double Eagle closing stock price” equals the volume-weighted average trading price of the Double Eagle Common Stock over the 20 trading days ending on the third trading day preceding the closing of the Merger.

If at the effective time the Double Eagle closing stock price is below $4.75 per share, an aggregate cash payment, in addition to the Aggregate Stock Consideration, will be made to the holders of Common Stock and Company Preferred Stock equal to:

•	$4.75 minus the greater of (I) the Double Eagle closing stock price or (II) $4.00, multiplied by

•	the Aggregate Stock Consideration, such payment is referred to herein as the “Aggregate Cash Consideration.”

If Double Eagle is required to pay any Aggregate Cash Consideration, then each holder of Common Stock and Company Preferred Stock, on an as converted basis, shall be entitled to receive a portion of the Aggregate Cash Consideration equal to (A) the number of shares of Double Eagle Common Stock that the holder of Common Stock or Company Preferred Stock is entitled to receive, multiplied by (B) $4.75 less the greater of (I) the Double Eagle closing stock price or (II) $4.00.

In the event that there is any shortfall in the working capital of the Company below $8,750,000 as of a date five business days prior to the effective time, referred to herein as the “Final Working Capital Shortfall”, an adjustment equal to such Final Working Capital Shortfall shall be made to the aggregate consideration as follows:

•	first as an offset to any Aggregate Cash Consideration; or

•
if there is no Aggregate Cash Consideration or the Final Working Capital Shortfall is greater than the Aggregate Cash Consideration, then the Aggregate Stock Consideration, or, if applicable, the Aggregate Stock Consideration as Adjusted for Double Eagle Closing Stock Price, shall be adjusted to equal:

•	$11,000,000 less the Final Working Capital Shortfall, divided by

•	$11,000,000, and multiplied by

•
the Aggregate Stock Consideration, or if applicable, the Aggregate Stock Consideration as Adjusted for Double Eagle Stock Price, referred to herein as the “Aggregate Stock Consideration as Adjusted for Working Capital Shortfall.”

No fractional shares of Double Eagle Common Stock will be issued in connection with the Merger. Instead, Double Eagle will make a cash payment to each stockholder of the Company who would otherwise receive a fractional share.

At the effective time, all outstanding Company warrants shall be assumed by Double Eagle. Each assumed warrant will continue to have, and be subject to, the same terms and conditions of such assumed warrant immediately prior to the effective time, except that:

•
each assumed warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Double Eagle Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such assumed warrant immediately prior to the effective time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Double Eagle Common Stock; and

•
the per share exercise price for the shares of Double Eagle Common Stock issuable upon exercise of such assumed warrant will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such assumed warrant was exercisable immediately prior to the effective time by the Exchange Ratio, rounded up to the nearest whole cent.

Following the Merger, Double Eagle will continue to be listed on the NASDAQ Global Select Market or on any securities exchange on which the Double Eagle Common Stock may then be listed, and Richard Dole will continue to serve as Chairman of the Board, President and Chief Executive Officer of Double Eagle. The Board of Directors of Double Eagle will consist of five directors, four existing directors of Double Eagle and one future director to be designated by the Company.

The Company, Double Eagle and Merger Sub have made representations, warranties and covenants in the Agreement, including, among others, the covenant of the Company to conduct its businesses in the ordinary course between the execution of the Agreement and the consummation of the Merger. The Company also has agreed to additional covenants, including, among others, covenants, subject to certain exceptions, (1) not to solicit proposals regarding alternative business combination transactions, (2) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions, (3) not to approve or recommend any alternative business combination transaction proposals, (4) to cause a common stockholder meeting to be held to consider approval of the Merger and (5) for its Board of Directors to recommend approval of the Agreement by the Company’s common and preferred stockholders.

Completion of the Merger is conditioned upon, among other things, adoption of the Agreement by the Company’s common and preferred stockholders and the accuracy of representations and warranties (subject to materiality exceptions) as of the date of the Agreement and the closing date of the Merger, and the performance by the parties in all material respects of their covenants under the Agreement.

The Agreement contains various termination rights for both parties, including:

(a)           by mutual agreement of the parties;

(b)           by any party if: (i) the effective time has not occurred before 5:00 p.m. (Mountain Time) on August 31, 2009 (except in certain limited circumstances); (ii) there is a final nonappealable order of any governmental entity in effect preventing consummation of the Merger; or (iii) there is any law or order enacted or deemed applicable to the Merger that would make consummation of the Merger illegal;

(c)           by Double Eagle and Merger Sub, if any action is taken, or any law or order enacted or deemed applicable to the Merger, by any governmental entity or regulatory authority, that would: (i) prohibit Double Eagle’s or the Merger Sub’s ownership or operation of all or any portion of the business of the Company, or (ii) compel Double Eagle or Merger Sub to dispose of or hold separate all or a portion of the assets and properties of the Company as a result of the Merger;

(d)           by Double Eagle, if there has been a material breach of any representation, warranty, covenant or agreement by the Company and the Company has not cured such breach within five (5) business days after notice of such breach is delivered to the Company (provided, however, that, no cure period shall be required for a breach that by its nature cannot be cured);

(e)           by the Company if there has been a material breach of any representation, warranty, covenant or agreement by Double Eagle or Merger Sub and Double Eagle has not cured such breach within five (5) business days after notice of such breach is delivered to Double Eagle (provided, however, that no cure period shall be required for a breach that by its nature cannot be cured);

(f)           by Double Eagle or the Company, if the Company’s stockholders do not approve the Merger by the requisite votes;

(g)           by the Company, if the Company has received a Superior Proposal (as defined in the Agreement) and paid a $300,000 termination fee to Double Eagle; or

(h)           by the Company, if the Double Eagle Stock Price is less than $3.00 per share.

Upon termination of the Agreement under paragraph (d) or (g) above, the Company will be required to pay Double Eagle a termination fee of $300,000.

Investors are cautioned that the representations, warranties and covenants included in the Agreement were made by the Company, on the one hand, and Double Eagle and Merger Sub, on the other hand, to each other. These representations, warranties and covenants were made as of specific dates and only for purposes of the Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors, and are qualified by information in confidential disclosure schedules that the parties exchanged in connection with the execution of the Agreement. In addition, the representations and warranties may have been included in the Agreement for the purpose of allocating risk between the Company and Double Eagle, rather than to establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the public disclosures of Double Eagle or the Company.

Voting Agreements.  In connection with the Agreement, each of the directors and executive officers of the Company entered into a voting agreement with Double Eagle, dated as of March 30, 2009.  The voting agreements provide that each affiliate will vote his shares in favor of the approval and adoption of the Agreement and not dispose or pledge, except for limited circumstances, their Company Capital Stock. The voting agreements terminate if the Agreement is terminated or upon mutual consent of Double Eagle and the affiliate.

Indemnification and Insurance.  Pursuant to the Agreement, from and after the effective time of the Merger, Double Eagle will assume, and shall cause the Company, as the surviving corporation, to fulfill and honor in all respects, the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the effective time, referred to herein as the indemnified parties and any indemnification provisions under the Company’s articles of incorporation or bylaws as in effect on the date of the Agreement. The articles of incorporation and bylaws of the Company as the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties as those contained in the Company’s articles of incorporation and bylaws as in effect on the date of the Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the effective time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time, were directors, officers, employees or agents of the Company, unless such modification is required by applicable law.

Pursuant to the Agreement, Double Eagle has agreed to maintain the Company’s existing directors’ and officers’ liability insurance policy for the Company’s directors and officers which shall provide such directors and officers with coverage following the effective time of the Merger for an additional six years, provided that Double Eagle will not be required to expend an aggregate amount in excess of 150% of the premium paid by the Company as of the date hereof for such insurance, which is referred to as the maximum insurance amount. If Double Eagle is unable to maintain or obtain the insurance specified above as a result of the preceding provision, Double Eagle shall obtain the most advantageous coverage as is available for the maximum insurance amount.

Consideration Payable Pursuant to the Offer and the Merger

The Offer.  If the Company's directors and executive officers, each of whom is identified on Annex A hereto, were to tender any shares of Common Stock they own pursuant to the Offer, they would receive $0.33 net per share in cash on the same terms and conditions as the other stockholders of the Company tendering shares of Common Stock in the Offer.  As of June 12, 2009, the directors and executive officers of the Company as a group (5 persons, including the Company’s former Chief Operating Officer, Wayne Beninger, whose employment with the Company terminated on April 15, 2009) held 4.5% of the outstanding shares of Common Stock and Company Preferred Stock, on an as-converted basis. If the directors and executive officers of the Company were to tender 100% of all such shares of Common Stock owned by them in the Offer, and the Purchaser accepted for purchase and purchased such shares, the directors and executive officers would receive approximately $616,085 in the aggregate. However, as discussed below under “Item 4.—The Solicitation or Recommendation,” even though the Company has assumed its directors and executive officers would tender 100% of their shares for purposes of calculating the aggregate consideration payable to them in the Offer, if all their shares were accepted for payment, to the knowledge of the Company, none of the Company's directors or executive officers currently intends to tender any of their shares of Common Stock for purchase pursuant to the Offer.  Moreover, each of the Company’s directors and executive officers have entered into a voting agreement with Double Eagle, dated as of March 30, 2009, which provides that such persons will vote their shares of Common Stock in favor of the approval and adoption of the Agreement and not dispose of their shares before the vote is taken.  Furthermore, if more than 15,004,239 shares of Common Stock are tendered in the Offer (representing approximately 36% of the Company’s outstanding shares of Common Stock at June 12, 2009) and not properly withdrawn prior to the “Expiration Date” (as defined in the Offer to Purchase), and the Purchaser elects to purchase at least 15,004,239 shares but fewer than the number of shares tendered, then the Purchaser will purchase the elected number of shares on a pro rata basis from all tendering stockholders, in which case the number of shares, if any, tendered by the Company’s directors and executive officers (assuming they tendered 100% of their shares) would be reduced on a pro rata basis, with a corresponding reduction in the aggregate amount of consideration that the directors and executive officers would receive in the Offer.  In addition, to the knowledge of the Company, Mr. Richard D. Dole and Mr. David J. Collins, who are the only executive officers of the Company, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

The Merger.  Assuming the number of shares of outstanding Common Stock and Company Preferred Stock, on an as-converted basis, remain constant at 41,340,584, and the number of shares of Common Stock issuable upon exercise of the outstanding Company warrants remains constant at 777,380, then the following scenarios show the Merger consideration that would be paid to the Company’s directors and executive officers identified on Annex A, as stockholders of the Company.  The following scenarios are for convenience purposes only, and do not reflect the Merger consideration that will be paid to a Company stockholder at the effective time of the Merger unless the underlying assumptions remain the same.

Scenario 1

Assuming the Double Eagle closing stock price is $6.00 and there is no Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	80,838 shares of Double Eagle Common Stock
Cash Consideration	Paid only for fractional shares

Scenario 2

Assuming the Double Eagle closing stock price is $7.00 and there is no Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	70,756 shares of Double Eagle Common Stock
Cash Consideration	Paid only for fractional shares

Scenario 3

Assuming the Double Eagle closing stock price is $7.00 and there is a Final Working Capital Shortfall of $500,000, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	67,209 shares of Double Eagle Common Stock
Cash Consideration	Paid only for fractional shares

Scenario 4

Assuming the Double Eagle closing stock price is $4.25 and there is no Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	80,838 shares of Double Eagle Common Stock
Cash Consideration
$41,072 total cash consideration, which will equal a distribution of $0.50 cash consideration for each share of Double Eagle Common Stock issued or approximately $0.02 per share of Common Stock or Company Preferred Stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Scenario 5

Assuming the Double Eagle closing stock price is $4.25 and there is a $500,000 Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	80,838 shares of Double Eagle Common Stock
Cash Consideration
$18,669 aggregate cash consideration, which will equal a distribution of $0.22 per share of Double Eagle Common Stock issued or approximately $0.01 per share of Common Stock or Company Preferred Stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Scenario 6

Assuming the Double Eagle closing stock price is $4.25 and there is a $1,000,000 Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	80,278 shares of Double Eagle Common Stock
Cash Consideration	Paid only for fractional shares

Scenario 7

Assuming the Double Eagle closing stock price is $3.50 and there is no Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	80,838 shares of Double Eagle Common Stock
Cash Consideration
$59,741 total cash consideration, which will equal a distribution of $0.75 cash consideration for each share of Double Eagle Common Stock issued or approximately $0.03 per share of Common Stock or Company Preferred Stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Scenario 8

Assuming the Double Eagle closing stock price is $3.50 and there is a $500,000 Final Working Capital Shortfall, the Merger consideration due to such stockholders would equal:

Consideration Type	Aggregate Consideration Paid

Aggregate Stock Consideration	80,838 shares of Double Eagle Common Stock
Cash Consideration
$38,029 total cash consideration, which will equal a distribution of $0.47 cash consideration for each share of Double Eagle Common Stock issued or approximately $0.02 per share of Common Stock or Company Preferred Stock (on an as-converted basis) exchanged, plus cash owed for fractional shares

Scenario 9

Assuming the Double Eagle closing stock price is below $3.00, the Company will have the option to cancel the Agreement without paying a $300,000 break up fee. If the Company chooses not to cancel the Agreement and to continue with the Merger, the consideration received by such stockholders would be consistent with Scenario 7 above, assuming there is no Final Working Capital Shortfall, and consistent with Scenario 8 above, if there is a $500,000 Final Working Capital Shortfall.

Relationship with the Purchaser

According to the Offer to Purchase, as of June 22, 2009, the Purchaser was the owner of 6,106,104 shares of Common Stock, which were acquired in open market purchases.  The 6,106,104 shares of Common Stock owned by the Purchaser represent approximately 14.77% of the outstanding shares of Common Stock as of June 12, 2009.

Executive Compensation

The following table sets forth certain compensation information for the following individuals for fiscal years ended December 31, 2008 and 2007.   No other compensation was paid to the Company’s named executive officers other than the compensation set forth below.

Name and Principal Position (a)	Title	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Richard Dole (1)	Chairman,	2008	$250,000	$150,000	$100,000	-0-	-0-	-0-	-0-	$500,000
	CEO and President	2007	$223,750	$120,000	-0-	-0-	-0-	-0-	-0-	$343,750
		2008	$215,000	$86,250	$58,750	-0-	-0-	-0-	-0-	$360,000
David Collins (2)	CFO	2007	$201,875	$65,000	-0-	-0-	-0-	-0-	-0-	$266,875
		2008	$250,000	$86,250	$58,750	-0-	-0-	-0-	-0-	$395,000
Wayne Beninger (3)	COO	2007	$250,000	$55,000	-0-					$305,000

Notes to Summary Compensation Table:

(1)
Mr. Dole was appointed as a Director in July 2004.  On December 30, 2004, Mr. Dole assumed the roles of Chairman of the Board of Directors, President and Chief Executive Officer.  Mr. Dole became an employee of the Company as of January 1, 2005.  Mr. Dole renewed his employment agreement with the Company in May 2007 for a term of one year which calls for compensation of $20,833 per month.

(2)
Mr. Collins was appointed Chief Financial Officer in September, 2004.  Mr. Collins became an employee of the Company as of January 1, 2005.  Mr. Collins renewed his employment agreement with the Company May 1, 2007, for a term of one year which calls for compensation of $17,916 per month.

(3)
Mr. Beninger was appointed Chief Operating Officer and became an employee of the Company as of May 1, 2005.  Mr. Beninger renewed his employment agreement with the Company May 1, 2007, for a term of one year which calls for compensation of $20,830 per month.  Mr. Beninger’s employment with the Company was terminated on April 15, 2009.

Employment Agreements; Potential Payments upon Change of Control

The employment contracts with officers and key personnel included employment contracts with each of Richard Dole (Chairman, President and CEO), David Collins (Chief Financial Officer) and Wayne Beninger (Chief Operating Officer).  These employment agreements became effective May 1, 2007 and were amended and restated as of September 2, 2008.  In determining to amend the executive officers’ employment agreements, the Board of Directors considered, among other factors, that (i) the substantial reduction in the  aforementioned severance obligations (in excess of $1.1 million) would make the Company more attractive to a potential strategic partner and (ii) the changes in the employment agreements would ensure an environment that allows the executive officers to objectively evaluate and effect all potential strategic alternatives which may arise.

The amended and restated employment contracts with Messrs. Dole, Collins and Beninger provided for an employment term of two years.  Each of the amended and restated employment contracts provided for termination by the Company upon death or disability, with six month severance payments for Messrs Collins and Beninger and 12 month severance for Mr. Dole.  Each of the amended and restated employment contracts permitted termination by the Company for cause, which included malfeasance, misuse of funds, insubordination, competing with the Company, a material uncured breach or conviction for a felony or crime of moral turpitude.  The agreements could have been voluntarily terminated by the employee at any time, with no severance payment.  Additionally, under the amended and restated  agreements, each executive officer agreed to a fixed sum payable upon certain triggering events which sum, in the aggregate, is substantially less than the sum payable under the pre-amendment agreements.  The triggering events which gave rise to each officer’s severance amount are any of the following events:  (i) termination by the Company without “cause”, (ii) termination by the employee for “good reason”, (iii) voluntary (by the employee) or involuntarily termination upon a “Change in Control,” or (iv) expiration without the occurrence of any of the events listed in (i), (ii) or (iii) above.  The agreements expired on April 30, 2009 (or April 15, 2009, in the case of Mr. Beninger upon mutual agreement of the employee and the Company in connection with his termination of employment).

In addition, the Company was a party to employment agreements with each of Teri Hanson and David Arndt, which expired (on April 30, 2009).  Mr. Arndt and Ms. Hanson also had severance payments in their month to month employment agreements triggered by a change in control or termination. Mr. Arndt was terminated as of March 31, 2009 and was paid his change in control severance at termination. Ms. Hanson’s contract was terminated May 31, 2009 and was paid her change in contract severance at termination.

The following table summarizes the severance payments paid to each of the respective employees of the Company:

Employee	Title	Salary	Term/Severance

Richard Dole	Chairman, CEO, President	$250,000 per annum	Contract expired 4/30/09 — severance of $850,000 paid.
David Collins	CFO	$215,000 per annum	Contract expired 4/30/09 — severance of $550,000 paid.
Wayne Beninger	COO	$250,000 per annum	Contract terminated 4/15/09 — severance of $550,000 paid
Teri Hanson	Accounting Mgr	$94,000 per annum	Month to Month Contract — severance of $47,000 paid.
David Arndt	Drilling Mgr	$175,200 per annum	Termination date of 3/31/09 — severance of $87,600 paid

Outstanding Equity Awards at Fiscal Year End 2008

There were no outstanding equity awards at December 31, 2008.

Long-Term Incentive Plans

The Company currently has no Long-Term Incentive Plans.

Director Compensation

For the year ending December 31, 2008, the Board of Directors approved compensation of $75,000 to independent board members, Gerald Agranoff and Richard Majeres, for their services for 2008. This amount was to be paid at least one-third in stock with the balance in cash; with the cash paid quarterly and the balance paid by the issuance of shares of our restricted Common Stock.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Gerald Agranoff	$50,000	$25,000	-0-	-0-	-0-	-0-	$75,000
Richard Majeres	$37,500	$37,500	-0-	-0-	-0-	-0-	$75,000

Certain Beneficial Ownership of Common Stock

The following table sets forth as of June 12, 2009 information with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each director of the Company, (iii) each of the Company’s named executive officers, and (iv) all directors and executive officers of the Company as a group.  Applicable percentage ownership in the table is based on 41,340,584 shares of Common Stock outstanding as of June 12, 2009. None of the shares of the Company’s common stock set forth below was pursuant to any stock option or warrant. Currently, none of the shares beneficially owned by the Company’s directors or named executive officers are pledged as security. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)

Richard D. Dole Chairman, President and CEO 675 Bering Drive, Suite 200 Houston, Texas 77057	487,016(2)	1.17%
Wayne Beninger Chief Operating Officer 675 Bering Drive, Suite 200 Houston, Texas 77057	376,579(3)	0.91%
David J. Collins Vice President and Chief Financial Officer 675 Bering Drive, Suite 200 Houston, Texas 77057	769,073(4)	1.86%
Gerald Agranoff Director 675 Bering Drive, Suite 200 Houston, Texas 77057	55,893(5)	0.13%
Richard Majeres Director 675 Bering Drive, Suite 200 Houston, Texas 77057	178,364(6)	0.43%
All Officers and Directors as a group (total of 5)	1,866,925(7)	4.50%
Commonwealth Bank of Australia 48 Martin Place, Level 2 Sydney NSW 2000, Australia	3,850,000(8)	9.31%
Ironman Energy Master Fund 2211 Norfolk, Suite 611 Houston, Texas 77098	2,559,813(9)	6.19%
Tiberius Capital, LLC 303 East Wacker Drive — Suite 311 Chicago, IL 60601	6,051,014(10)	14.64%
Allen Crosswell 2121 Sage, Suite 290 Houston, TX 77056	3,000,488(11)	7.26%

(1)
Under Rule 13d-3 promulgated under the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on June 12, 2009. As of June 12, 2009 there were 41,340,584 (net of 1,117,973 treasury shares) shares of our common stock issued and outstanding.

(2)	Includes 487,016 shares of Common Stock held directly.

(3)	Includes 376,579 shares of Common Stock held directly.

(4)	Includes 769,073 shares of Common Stock held directly.

(5)	Includes 55,893 shares of Common Stock held directly.

(6)	Includes 178,364 shares of Common Stock held directly.

(7)	Includes 1,866,925 shares of Common Stock held directly.

(8)
Includes the following: 2,790,000 shares held by First State Investments Global Resources Long Short Fund Limited; and 500,000 shares held by Colonial First State Wholesale Global Resources Long Short Fund; and 401,000 shares held by First State Investments Global Energy Long Short Master Fund; and 159,000 shares held by Colonial First State Wholesale Global Energy Long Short Fund.

(9)	Includes 2,443,613 shares owned by Ironman Energy Master Fund and 116,200 shares owned by Ironman PI Fund (QP), LP.

(10)
Per the Schedule 13D filed on June 8, 2009, includes shares held by Tiberius Capital, LLC, Tiberius Management, Inc., Iliad Research and Trading, L.P., Iliad Management, LLC, Fife Trading, Inc., Hyperion Capital, L.P., Hyperion Capital Management, LLC, and John M. Fife.  (The Offer to Purchase provides that these entities own 6,106,104 shares rather than 6,051,014 shares as reported in the last amendment on Schedule 13D filed on June 8, 2009.)

(11)	Includes 2,421,738 shares owned directly by Allen Crosswell and 578,750 shares held by CHLG Funding.

Exculpation and Indemnification of Company Directors and Officers

The Company’s directors and officers are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in the Company’s articles of incorporation and bylaws.  The Company’s bylaws provide that, to the maximum extent permitted from time to time under the Nevada Revised Statutes (the “NRS”), the Company shall indemnify and upon request shall advance expenses to any person who is or is threatened to be made a party to any action, suit, alternative dispute resolution mechanism, hearing or other proceeding (except a proceeding to enforce a person’s indemnification rights or otherwise brought or made by such person against the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company or of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the written request of the Company, from and against expenses (to the extent successful in any such proceeding) actually and reasonably incurred (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of the Company. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaw, the Company’s articles of incorporation, agreement, and vote of directors or stockholders and shall inure to the benefit of the heirs, executors and administrators of such person.

The Company’s articles provide that, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the NRS, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for actions or omissions giving rise to liability under Section 78.138, 78.139 or 78.140 of NRS; or

•	for any transaction from which the director derived an improper personal benefit.

If NRS is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by NRS as so amended.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation

As described in more detail below, upon careful consideration of the Offer, and based upon the terms and conditions of the Offer, and further considering the fact that the Company is party to a definitive, binding merger agreement with Double Eagle, the Board of Directors (the “Board”) unanimously determined that the Offer is inadequate and not in the best interests of the Company and its stockholders.  Accordingly, the Board has determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer.

If you have not tendered your shares of Common  Stock in the Offer, you do not need to take any action if you do not want to tender them in the Offer.

If you have tendered your Shares in the Offer, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker.

See “Reasons for the Board’s Recommendation” below for further detail.

Intent to Tender

In light of (i) the Purchaser’s cash offer of $0.33 per share and (ii) the Board’s recommendation, to the Company’s knowledge, after making reasonable inquiry, the directors and executive officers of the Company do not currently intend to tender or sell shares of Common Stock held of record or beneficially owned by them to the Purchaser in the Offer. Moreover, each of the Company’s directors and executive officers have entered into a voting agreement with  Double Eagle, dated as of March 30, 2009, which provides that such persons will vote their shares of Common Stock in favor of the approval and adoption of the Agreement and not dispose of their shares before the vote is taken.  In addition, to the knowledge of the Company, Mr. Dole and Mr. Collins, who are the Company’s executive officers, do not intend to serve as executive officers of the Company if the Offer is successfully completed.

Reasons for the Board’s Recommendation

The Board has conducted a thorough review and consideration of the Offer and has determined that the Offer is not in the best interests of the Company and its stockholders and that the Company’s stockholders should reject the Offer and not tender their shares of Common Stock in the Offer.

The Board considered each of the following factors in support of its recommendation that the Company’s stockholders reject the Offer and not tender their shares of Common Stock to the Purchaser in the Offer:

•
Completion of the Offer is conditional upon the Company’s stockholders not approving the pending merger with Double Eagle Petroleum Co.  The Board has previously approved, and intends to recommend to stockholders for approval, the merger with Double Eagle, which the Purchaser opposes.  The Board believes that in light of the long-term value proposition for all of the Company’s stockholders represented by the proposed merger with Double Eagle, the interests of all stockholders will best be served by the consummation of the Merger.  The Agreement represents the culmination of a months-long, exhaustive process pursuant to which the Company’s Board and management rigorously vetted strategic alternatives, and the Board concluded, and continues to believe, that among all alternatives reviewed by the Board, the Merger offers the Company’s stockholders the best option for long-term value appreciation.  In fact, during the course of that process, the Company contacted no fewer than 65 companies prior to the Company’s July, 2008 disposition of its Barnett Shale asset, and approximately 25 companies thereafter, in order to gauge interest in a business combination with the Company.  Further, the Board believes that a transaction (the Merger) that results in the exchange of all Company shares for the same consideration is fundamentally fairer to all stockholders than a transaction (the Offer) that results in participating holders receiving cash for their shares (or only a portion of their shares if more than 15,004,239 shares are tendered and purchased), with the non-participating holders being relegated to the status of minority holders in a corporation under the sole dominion of a new controlling person whose intentions for the future of the Company are, at best, unclear.

•
The Offer does not include a clearly stated plan for the Company’s future.  In the Offer to Purchase, the Purchaser states it is making the Offer because it wants to control the Company in order to maintain and enhance stockholder value through possible strategic alternatives, including an extraordinary cash dividend; a stock repurchase program or an issuer self-tender; selling or licensing the Company’s oil and gas properties; and/or a merger or other combination with another company. However, the Purchaser does not offer any explanation for the Company’s future beyond this list of possibilities. Thus, any stockholder with shares of Common Stock not purchased in the Offer would be holding shares in an enterprise that would have at best an uncertain future, under the leadership of an opportunist whose motives are not clear.

•
The Offer to Purchase suggests that the Purchaser’s real intentions may indeed be more specific than as described, and quite opposed to the best interests of continuing stockholders.  The Purchaser has indicated in the Offer that it reserves the right to participate in any extraordinary cash dividend or stock repurchase program with respect to any or all of its shares.  However, the Board noted that the Offer to Purchase further discloses that if the Purchaser participates in a stock repurchase program, it reserves the right to cause the Company’s Board of Directors to issue preferred stock to the Purchaser in order to ensure that the Purchaser retains voting control with respect to the Company.  Thus, the Purchaser has disclosed that, owing to its domination of the Board, it will be in a position to, and possibly may,  cause the Company to repurchase some or all of the Purchaser’s shares of Common Stock for a combination of cash and preferred stock with supervoting rights, to the end that the Purchaser will have reduced or even eliminated its cash investment in the Common Stock while maintaining total control through its preferred stock, in which case the market value of the Common Stock would likely be seriously impaired.

•
The Purchaser promises no on-going protection for minority stockholders if the Offer succeeds.  The Offer to Purchase is quite clear that if the Offer succeeds, not only will the Purchaser be able to control the Company, but that it intends to exercise those control rights.  However, there is no indication that the Purchaser intends to adopt or follow any corporate governance practices that would provide any substantive or procedural protection for the minority stockholders.  For example, nowhere in the Offer to Purchase is it suggested that the Board of Directors would include any members who would qualify as independent directors and whose separate approval would be required for any transactions between the Purchaser and the Company.  In making its recommendation that stockholders not tender into the Offer, the Board considered the potential for future oppression of the continuing stockholders that could result from unfettered self-dealing between the Purchaser and the Company.

•
Little is known about the Purchaser and its ability to provide responsible stewardship of a public oil and gas company.  The Board was concerned with the lack of information contained in the Offer to Purchaser or otherwise publicly available regarding the Purchaser or its capabilities and experience in managing public companies generally, and particularly a company engaged in the oil and gas business.  For example, the Offer to Purchase includes no financial statements or other hard information regarding the Purchaser’s financial condition.  If the Purchaser’s investment in the Company were to constitute a material portion of the Purchaser’s assets, the Board believed that the Purchaser may have an incentive to reduce that investment through a transaction, which could possibly involve self-dealing, that might not be in the best interests of the minority stockholders.  In addition, the Board has no information as to the experience, if any, of the Purchaser in the oil and gas business, or in the management of public companies generally.  The Company’s primary operating asset, an oilfield waterflood in North Texas, is a particularly challenging project and requires specialized management expertise in order for its potential to be realized, which is among the benefits the Board expects from the Merger.  The Board is aware of a pending unsolicited tender offer launched by the Purchaser for voting securities of another issuer in which the Purchaser seems to have adopted a similar strategy to that represented by the Offer, and the Board has surmised that the Purchaser’s business strategy may more likely entail corporate raiding for its own benefit rather than building value for all shareholders.  Moreover, the Board was concerned with the disclosure in the Offer to Purchase of a previous judgment entered by a federal court against Mr. Fife and an affiliate permanently enjoining them from future violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder as part of the settlement of a complaint brought by the SEC in 2007.

•
The Offer is being made for only approximately 36% of the Company’s total outstanding shares, with no assurance that stockholders whose Shares are not purchased in the Offer will receive any cash consideration for their shares, or that any of the tendering stockholders would have all of their shares of Common Stock purchased. By its terms, the Offer by the Purchaser is for 15,004,239 shares of Common Stock, representing approximately 36% of the outstanding shares of Common Stock. As set forth in the Offer to Purchase, the Purchaser reserves the right (but is not obligated) to purchase more than 15,004,239 shares, if more than 15,004,239 shares are tendered.  The Offer to Purchase also provides that if more than 15,004,239 shares are tendered and not properly withdrawn before the “Expiration Date” of the Offer (as defined in the Offer to Purchase), and the Purchaser elects to purchase more than 15,004,239 shares but fewer than the number of shares of Common Stock tendered, then the Purchaser will purchase the elected number of shares on a pro rata basis from all tendering stockholders, based on the total number of shares of Common Stock validly tendered in the Offer by each tendering stockholder and not properly withdrawn. Thus, a stockholder tendering shares in the Offer may have only some of the stockholder’s shares of Common Stock purchased in the Offer.  Indeed, if all holders tendered all of their shares into the Offer and the Offer to Purchase closed without the Purchaser agreeing to purchase more than 15,004,239 shares, then each holder would be selling fewer than 50% of its shares. As to any shares not purchased in the Offer, there will be materially less liquidity in the market for the sale of such shares.  On the other hand, upon completion of the Merger, former Company stockholders will own Double Eagle common stock with greater liquidity than if the Company were to remain independent, and certainly with much greater liquidity than if the Offer were to be consummated.

•	The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer.

•
No Stockholder Approval of Merger Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the stockholders of the Company have not approved the Agreement entered into on March 30, 2009, whereby the Merger would take place, as described under Item 3 of this Statement.

•
No Takeover Defenses Condition.  The Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the Company does not have any takeover defenses, including, without limitation, a “poison pill” shareholder rights plan, a staggered Board of Directors, an increase in the size of its Board of Directors from its current three members, and any further issuance of preferred stock. Thus, if the Company’s Board takes any of these actions or any other action that may have an anti-takeover effect, the Purchaser would not be required to complete the Offer.

•
Minimum Cash Condition.  The Offer is conditioned on the Purchaser being satisfied, in its sole discretion, that the Company retains at least $8.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer.  The Company cannot predict with assurance that this condition would be satisfied, given the substantial legal, printing and other expenses incurred by the Company as a direct result of the Offer, the Company’s analysis thereof and its response thereto.

•
Combination with Interested Stockholders Condition.  As described under Item 8 of this Statement, the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the restrictions on combinations with interested stockholders set forth in Section 78.411-44 of the NRS are inapplicable to the Offer.  Accordingly, the Purchaser may elect not to consummate the Offer unless this condition is satisfied, or is waived by the Purchaser or the Offer is amended to remove this condition.

•
Minimum Stockholders’ Equity Condition.  The Offer is also conditioned upon the Purchaser being satisfied, in its sole discretion, that the total stockholders’ equity of the Company be at least $19 million immediately prior to the expiration of the Offer.  Although the Company had total stockholders’ equity of $19,812,818 as of March 31, 2009, the Company expects to report a substantial loss in the second quarter of 2009 due to the recording of operating losses, primarily severance payments, which will likely reduce total stockholders’ equity to below $19 million, and therefore, this condition probably will not be satisfied.

•
Highly Conditional Offer.  The effect of these, and other conditions set forth in the Offer to Purchase, is that the Company’s stockholders cannot be assured that the Purchaser will be required to complete its Offer.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but it includes the material information and factors considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Accordingly, the Board recommends that the Company’s stockholders reject the Offer and not tender their Shares in the Offer.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.  DOUBLE EAGLE HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THE REGISTRATION STATEMENT ALSO INCLUDES THE PRELIMINARY PROXY STATEMENT OF PETROSEARCH.   SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING DOUBLE EAGLE, PETROSEARCH AND THE MERGER. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO PETROSEARCH SHAREHOLDERS SEEKING THEIR APPROVAL OF THE MERGER. INVESTORS AND SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY DOUBLE EAGLE OR PETROSEARCH WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

ONCE FILED, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM PETROSEARCH BY DIRECTING A REQUEST TO PETROSEARCH ENERGY CORPORATION, 675 BERING DRIVE, SUITE 200, HOUSTON TEXAS 77057, ATTENTION DAVID COLLINS; TELEPHONE: (713) 961-9337 EXT. 45; E-MAIL: DAVID.COLLINS@PETROSEARCH.COM.

THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED “PARTICIPANTS IN A SOLICITATION” OF PROXIES FROM STOCKHOLDERS OF PETROSEARCH TO APPROVE THE MERGER AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE SOLICITATION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS.

ITEM 5.	PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer, except that such solicitations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.  Although a financial advisor was retained in connection with the Merger, such services were rendered solely in connection with the Merger and prior to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as disclosed herein, no transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Pursuant to a letter dated June 23, 2009 from Mr. Fife to the Company’s Board, the text of which is incorporated in Amendment No. 1 to the Purchaser’s Schedule TO, the Purchaser proposed an opportunity to meet with the Board to explain why the Purchaser believes the Offer is a superior proposal to the proposed merger between the Company and Double Eagle.

Under the Agreement the Company cannot solicit proposals to be acquired in a merger or  similar transaction and is severely restricted from its ability to participate in discussions or negotiations with third parties regarding unsolicited proposals to engage in such transactions, and may do so only if the Board determines, under the criteria specified in the Agreement, that such a proposal is reasonably likely to lead to a “superior proposal”, as that term is defined in the Agreement.  Such a proposal must, among other things, if consummated be more favorable, from a financial point of view, to the common stockholders than the transactions contemplated by the Agreement.

As of the date of this filing, the Board has not responded to this letter.  However, based upon the terms of the Offer set forth in the Offer to Purchase, and the other reasons enumerated herein for the Board’s recommendation to the Company’s stockholders that they not tender their shares of Common Stock in the Offer, the Board has determined that the Offer is not reasonably likely to result in a superior proposal and therefore that it should not at this time engage the Purchaser in discussions regarding the Offer.

Except as disclosed herein, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of shares of Common Stock by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as disclosed herein, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Appraisal Rights

Under the NRS, the stockholders of the Company are not entitled to appraisal, dissenters’ or similar rights in connection with the Offer.

Nevada State Takeover Laws

Consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that the restrictions on combinations with interested stockholders set forth in Section 78.411-44 of the NRS are inapplicable to the Offer.  Accordingly, the Purchaser may elect not to consummate the Offer unless this condition is waived by the Purchaser or the Offer is amended to remove this condition. However, if this condition is waived by the Purchaser or the Offer is amended to remove this condition, these provisions of the NRS may prevent the Purchaser from undertaking a number of the proposed strategic alternatives that it is considering (according to the Offer to Purchase), if the Offer is successful, to enhance or maintain stockholder value.

Sections 78.378 to 78.3793 of the NRS provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. The Company’s articles of incorporation and bylaws do not state that these provisions do not apply. Where applicable, these sections prohibit an acquiror from voting shares of a target company after exceeding certain threshold ownership percentages, until the acquiror provides certain information to the company and a majority of the disinterested stockholders vote to restore the voting rights of the acquiror’s shares at a meeting called at the request and expense of the acquiror. The applicability of these sections is limited to corporations that are organized in the state of Nevada, have 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the corporation’s stock ledger and do business in the State of Nevada directly or through an affiliated corporation. Because the Company does not satisfy these conditions, Sections 78.378 to 78.3793 of the NRS are not applicable to the Offer.

Cautionary Note Regarding Forward-Looking Statements

The statements made herein that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, statements regarding the Offer and the Merger and the Agreement (including the benefits, results, effects and timing thereof), the combined company and attributes thereof, whether and when the transactions contemplated by the Offer or the Agreement will be consummated, the location of headquarters and other offices, the officers of Petrosearch, and approval by the stockholders of Petrosearch. Such statements are subject to numerous risks, uncertainties and assumptions, including but not limited to, actions by regulatory authorities or other third parties, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transactions, market conditions, the combined companies’ financial results and performance, satisfaction of closing conditions, uncertainties relating to the level of activity in oil and gas exploration and development, exploration success by producers, oil and gas prices, rig demand and capacity, drilling industry market conditions, possible delays or cancellation of drilling contracts, work stoppages, operational or other downtime, ability to enter into and the terms of future contracts, the availability of qualified personnel, labor relations, future financial results, operating hazards, political and other uncertainties inherent in oil and gas operations, war, terrorism, natural disaster and cancellation or unavailability of insurance coverage, the impact of governmental laws and regulations, the adequacy of sources of liquidity, the effect of litigation and contingencies and other factors discussed in Petrosearch’s Annual Report on Form 10-K for the year ended December 31, 2008, and those set forth from time to time in Petrosearch’s filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and Petrosearch undertakes no obligation to publicly update or revise any forward-looking statements.

ITEM 9.	EXHIBITS.

Exhibit	Description

(a)(1)	Press Release issued by the Company on June 25, 2009.

(e)(1)
Agreement and Plan of Merger, dated March 30, 2009, by and among Double Eagle Petroleum Co., DBLE Acquisition Corporation, and Petrosearch Energy Corporation (incorporated by reference from the exhibits to the Company’s Current Report on Form 8-K filed March 31, 2009).

(e)(2)	Form of Voting Agreement (incorporated by reference from the exhibits to the Company’s Current Report on Form 8-K filed March 31, 2009).

(e)(3)	Extension to Employment Agreement – Wayne Beninger (incorporated by reference from the exhibits to the Company’s Registration Statement on Form S-1/A filed May 22, 2008).

(e)(4)	Extension to Employment Agreement – David Collins (incorporated by reference from the exhibits to the Company’s Registration Statement on Form S-1/A filed May 22, 2008).

(e)(5)	Amended and Restated Employment Agreement of Richard Dole (incorporated by reference from the exhibits to the Company’s Current Report on Form 8-K filed June 30, 2008).

(e)(6)	Amended and Restated Employment Agreement of Wayne Beninger (incorporated by reference from the exhibits to the Company’s Current Report on Form 8-K filed June 20, 2008).

(e)(7)	Amended and Restated Employment Agreement of David Collins (incorporated by reference from the exhibits to the Company’s Current Report on Form 8-K filed June 30, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETROSEARCH ENERGY CORPORATION

By:	/s/ Richard D. Dole
Name:	Richard D. Dole
Title:	Chairman, President and Chief Executive Officer

Dated: June 25, 2009

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
PETROSEARCH ENERGY CORPORATION

Name	Position
Richard D. Dole	Chairman, President and CEO
Wayne Beninger*	Chief Operating Officer
David J. Collins	Vice President and Chief Financial Officer
Gerald Agranoff	Director
Richard Majeres	Director

* Employment terminated on April 15, 2009.

Annex A